

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2020

Kim Stratton
Chief Executive Officer
Orphazyme A/S
Ole Maaløes Vej 3, DK-2200
Copenhagen N
Denmark

Re: Orphazyme A/S
Form F-1
Exhibit Nos. 10.1, 10.2, and 10.3
Filed September 4, 2020
File No. 333-248607

Dear Ms. Stratton:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance